Filed Pursuant to Rule 424(b)(3)
Registration No. 333-255557

BROOKFIELD REAL ESTATE INCOME TRUST INC.

SUPPLEMENT NO. 4 DATED DECEMBER 21, 2021

TO THE PROSPECTUS DATED NOVEMBER 2, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated November 2, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purpose of this Supplement is to disclose:

•	our acquisition of certain properties; and

•	certain updates to the Prospectus.

Recent Acquisitions

DreamWorks Animation Campus: On December 17, 2021, we acquired the DreamWorks Animation Campus in Glendale, California for $326.5 million. The 15-acre, 500,000-square-foot facility, located in Los Angeles’ media district, serves as DreamWorks’ headquarters and includes all essential infrastructure for the creation of animated feature films and television series including production and motion-capture studios, green rooms, a commissary and a 165-seat theater. The seven-building campus houses approximately 1,500 employees at the studio – including artists, animators, technologists and engineers. DreamWorks has occupied the facility for more than 20 years and its current lease runs until 2035.

Multifamily Properties: On December 17, 2021, we acquired two luxury apartment buildings totaling 445 units for an aggregate purchase price of $172 million:

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Flats on Front, a newly built 273-unit residential building in the North Waterfront District of Downtown Wilmington, North Carolina, abutting the new Riverfront Park and proximate to various lifestyle amenities; and

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Verso Apartments, a brand new 172-unit residential building in Downtown Beaverton, one of the most desirable suburbs outside of Portland, Oregon, just 10 minutes from local employers including Nike and Intel.

Updates to the Prospectus

In the section of the Prospectus entitled “Management,” the paragraph under the sub-heading “—Compensation of Directors” is replaced with the following:

We compensate each of our independent directors with an annual retainer of $125,000, plus an additional retainer of $20,000 to the chairperson of the audit committee. We pay 50% of this compensation in cash in quarterly installments and the remaining 50% in an annual grant of restricted shares of our Class E common stock based on the most recent prior month’s NAV per Class E share. The restricted stock will generally vest one year from the date of grant, provided that shares of restricted stock will become fully vested on the earlier to occur of (i) the termination of the recipient’s service as a director due to his or her death or disability, or (ii) a change in control of our company. Shares of restricted stock will be eligible to participate in our distribution reinvestment plan.

Shares of restricted stock will not be eligible for repurchase pursuant to our share repurchase plan until fully vested, which will generally not occur until one year from the date of the grant of such shares, subject to earlier vesting upon certain events as described above.

In the section of the Prospectus entitled “Management,” the fifth paragraph under the sub-heading “—Board of Directors” is replaced with the following:

Our directors are not required to devote all of their time to our business and are only required to devote the time to our business as their duties may require. Consequently, in the exercise of their fiduciary responsibilities, our directors will rely heavily on the Advisor and on information provided by the Advisor. Our directors owe fiduciary duties to our stockholders, including to supervise the relationship between us and the Advisor, which duties may not be delegated to any third party (including the Adviser or the Sub-Adviser), by contract or otherwise.